Exhibit 99.1

Lianluo Smart Expands Its Sleep Diagnostic Offering Into More Than Forty Major Public Hospitals in China

BEIJING, Jan. 15, 2019 /PRNewswire/ -- Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (Nasdaq: LLIT), a China based professional smart service and products provider today announced its wearable sleep diagnostic product and cloud-based service from the Company’s wholly owned subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., are now available in more than forty major Chinese public hospitals in China. Our innovative technology offerings have been well received by doctors and patients. As of the end of 2018, these Chinese public hospitals have successfully conducted more than twenty thousand clinical sleep diagnostic study tests.

“Being admitted to major Chinese public hospitals is an important milestone for our company, as we are building solid foundation for unifying diagnostic standard of sleep apnea and related diseases in public hospitals,” commented by Mr. Ping Chen, CEO of Lianluo Smart. “We are very pleased to see these more than forty leading Chinese public hospitals adopting our product offering, which not only earns us high industry recognition, but also enables us to move forward with Lianluo Smart’s new business strategy.”

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which develops, markets and sells medical wearable devices, smart devices and ecosystem platform in China. The Company’s business is divided into three sectors. The medical wearable devices sector’s major products are wearable sleep diagnostic device and cloud-based software solution. It provides medical detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of smart products both in domestic and international markets. For more company information, please visit company official website: www.lianluosmart.com

Safe Harbor Statement

This press release may contain forward looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 15, 2019, and the Company undertakes no duty to update such information, except as required under applicable law.

Company Contact Information:

Lianluo Smart Limited
Estelle Sun

Tel: +86 10 8860 9850

investor@lianluosmart.com